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NEWS RELEASE
FOR IMMEDIATE RELEASE


                      GLEN BURNIE BANCORP ANNOUNCES
                   ADOPTION OF STOCKHOLDER RIGHTS PLAN


            Glen Burnie, Maryland, February 17 -- Glen Burnie Bancorp (NASDAQ:GLBZ) announced today that its Board of Directors adopted a Stockholder Rights Plan (the "Plan") in which rights to purchase Common Stock will be distributed as a dividend to stockholders.

            F. William Kuethe, Jr., the President and Chief Executive Officer of the Company, stated that "the Plan is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders."

            The rights will be issued to stockholders of record on February 13, 1998, at a rate of 1 right per share, and will expire in 10 years. Under the terms of the Plan, the rights will become exercisable and separate certificates representing the rights will be distributed 10 business days after a person (other than an Exempt Person, as described below) or group acquires 10% or more of the Company's common stock, or 10 business days after a person or group commences a tender offer that would result in such person or group owning 10% or more of the outstanding shares (even if no purchases actually occur). The rights will begin to trade independently from the Company's shares at that time. At no time will the rights have any voting power.

            When the rights first become exercisable, a holder will be entitled to buy from the Company one share of the Company's common stock at a purchase price of $100 per share. Upon the acquisition by any person (other than an Exempt Person) of 10% or more of the Company's common stock (other than pursuant to an offer for all shares that is determined by a majority of the independent directors not associated or affiliated with the acquiring person to be fair to and otherwise in the best interest of the Company and its stockholders), each right not owned by the 10% stockholder would become exercisable for shares of the Company's common stock having a value equal to twice the purchase price of the rights.

            An Exempt Person is defined under the Plan to include a person that currently owns beneficially more than 10% of the Company's stock whose ownership remains below 20% and who, upon request by the Company in accordance with the requirements of the Plan, enters into an agreement with the Company to vote such person's excess shares (i.e., shares owned in excess of 10%), with respect to any matter which under the Company's Articles of Incorporation requires an 80% vote of stockholders, either in accordance with the Company's recommendation on such matters or in proportion to how all other stockholders vote on the matter, as such person shall elect. The Company said that, under the terms of the Plan, such a request would not be made in the absence of a specific transaction or event being considered by the Board of Directors. The Company said this provision was necessary to prevent a single significant stockholder from having veto power over transactions believed by the Board of Directors to be in the best interests of stockholders.

            The rights generally may be redeemed by action of the Board of Directors at $.01 per right at any time prior to the tenth day following the public announcement that any person (other than an Exempt Person) or group has acquired 10% or more of the Company's shares.

            The Company said the Plan was adopted in part because of recent actions taken by First Mariner Bancorp. As previously reported, First Mariner has entered into an agreement which upon closing would give First Mariner ownership of almost 20% of the Company's common stock. The Company said that this significant ownership level would give First Mariner veto power over transactions which the Company's Board believes are in the best interests of stockholders but which require 80% stockholder approval under the Company's Articles of Incorporation. Mr. Kuethe said that no such transactions are currently under consideration by the Board of Directors of the Company nor are any such transactions being sought.

            The Company further stated that on February 4th First Mariner had submitted to the Company a merger proposal to acquire the Company at a price of $23.80 per share in cash. The Company said it has rejected First Mariner's proposal because a merger of First Mariner and Glen Burnie would be illegal under Maryland law for the next five years because First Mariner is already deemed under Maryland law to beneficially own more than 10% of Glen Burnie's stock. The Company said the merger offer was also rejected because the Board of Directors did not believe that now was an appropriate time to consider a sale of the Company. Mr. Kuethe stated: "Over the past two years, the Company has experienced isolated, non-recurring loan problems which have impaired the Company's financial performance. The Board believes the Company's fundamentals are sound and its earnings prospects are excellent. It would be contrary to common sense and not in the best interests of stockholders to seek the sale or merger of the Company immediately following such adverse, non-recurring events. Such a transaction would make sense only after the Company demonstrated its underlying earning power. Only then could the Company's stockholders receive a fair price for their shares."

            The Company will file the Rights Plan with the Securities and Exchange Commission as an exhibit to a Current Report on Form 8-K.